Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.	Press Release

Rezolve and Grupo Carso enter into strategic partnership to transform

Latin American market for Omni Channel Mobile Engagement

Expansion into Latin America via Claro Shop and T1 Comercios marks important territorial expansion for Rezolve in major markets

•	Launch of Rezolve technology in Claro Shop and T1 Comercios will initially focus on retail division

•	Claro Shop has over 10 million users and over 6,000 merchants

•	Expands Rezolve’s reach into one of Mexico’s largest online marketplaces

(Please Note on December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company, which business combination agreement was amended on November 10, 2022. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

Also note that this press release should be read in conjunction with an announcement video available at https://www.rezolve.com/investors/grupo-carso-strategic-partnership.

LONDON and MEXICO CITY, Jan. 18, 2023 (GLOBE NEWSWIRE) — Rezolve, a leader in mobile commerce and engagement, and Grupo Carso, today announced a strategic partnership that will see Rezolve’s technology integrated into Claro Shop and T1 Comercios, one of Mexico’s largest online marketplaces, and is expected to transform the mobile shopping experience for millions of consumers.

Claro Shop is a leader in Mexico’s fast-growing ecommerce sector featuring more than 2,000,000 products in thousands of official stores. The company works with more than 10,000 well-known brands, including global leaders like Levi’s, Puma, Apple, Samsung, and Nike. Claro Shop reported over 10 million mobile users in 2019. T1 Comercios, owned by Claro Shop, is part of Grupo Carso, which consists of 268 companies.

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become an engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. Using the Rezolve platform, merchants can lead consumers directly to special offers by using mobile technology like geofencing, notifications on smartphones, Bluetooth beacons, or watermarked advertisements.

With ‘Rezolve Inside’ powering the Claro Shop App, users will benefit from a truly omnichannel experience, interacting with stores based on location, image, audio, social media and more, allowing users to make an instant purchase with a single click. In addition, merchants will be able to engage with consumers wherever they are bringing Claro Shop into the physical world with online to offline and offline to online engagement.

“We are delighted to announce this agreement with Claro Shop and Grupo Carso,” said Dan Wagner, Rezolve’s Chairman and CEO. “Claro Shop will be the first to offer Rezolve’s leading mobile commerce and engagement platform in Mexico. Rezolve has enjoyed a strong growth in Asia, and now with this strategic partnership we will be able to grow our presence in Mexico as well.”

Rezolve currently has go-to-market partner agreements with leading global players that have a combined global reach of over 20 million merchants and over 1 billion consumers across China, Asia, Europe, North America, and now Central America as well. Rezolve’s platform already serves over 230,000 of those merchants today.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices including: Shanghai, New Delhi, Taipei, Frankfurt, Madrid and New Mexico. (www.rezolve.com).

About Grupo Carso

Grupo Carso is one of the largest and most important diversified conglomerates in Latin America and is controlled by the family of Carlos Slim. The Group has an important presence in the Mexican economy, where it remains one of the market leaders thanks to an exceptional portfolio of formats, products and services.

Since its foundation 41 years ago, Grupo Carso has been characterized by its dynamism, its innovation in processes and technologies, and the sustainable management of resources.

Within the sectors that constitute it, operating synergies have been achieved, profitability and constant cash flows have been generated, which has meant a history of creating long-term value for shareholders.

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I andWhere to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), which was amended on November 10, 2022 by that certain First Amendment to the Business Combination Agreement whereby Cayman Newco is no longer a party to the business combination agreement or the business combination.

This communication relates to the proposed business combination transaction among Armada, Rezolve, and Rezolve Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 612, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed Business Combination, including the structure of the transaction, statements regarding the expectations of the strategic partnership between Rezolve and Grupo Caruso transforming the mobile shopping experience, as well as statements regarding Rezolve’s platform transforming interactions between consumers and merchants on mobile devices, leading consumers directly to special offers and the benefits of the Rezolve technology to consumers and merchants. These forward looking statements are subject to a number of risks and uncertainties, including, among others, those risks to be included under the header “Risk Factors” in the registration statement on Form F-4 to be filed by Rezolve with the SEC and those risks included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus of Armada related to its initial public offering filed with the U.S. Securities and Exchange Commission on August 16, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. We have no intention to update the forward-looking statements herein, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Rezolve, and Rezolve Merger Sub and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on January 5, 2023 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve, Rezolve Merger Sub and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II.	Video Transcript

For resolving entry into Latin America. We couldn’t have found a better partner than Grupo Picasso, the sprawling empire of Carlos Slim that covers mobile telephony, airports, infrastructure and, of course, retail. And it’s in the retail area. That resolve is being adopted by the group to deploy our technology within Claro Shop, which has over 10 million users and 10,000 merchants interacting with each other in the digital environment.

What resolve does is it now brings that interaction into the physical world, too. As part of the deal, Rezolve’s technology is being embedded into the back end of T1 commercials, which is the main e-commerce infrastructure that these merchants use to run their websites and of course, to publish their content in their products and categories to the Claro Shop platform.

This is the beginning, we believe, of a long-term relationship with Grupo Casa across many of their business units. We’re excited about the move into Latin America with this very important partner and we look forward to our technology becoming persistent and prevalent within consumers mobile devices across the entire continent.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I andWhere to Find It

This communication relates to the proposed business combination transaction among Armada, Rezolve, and Rezolve Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 612, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Rezolve, and Rezolve Merger Sub and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on January 5, 2023 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve, Rezolve Merger Sub and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.